MERCANTIL
SERVICIOS FINANCIEROS

SEC FILE NUMBER 82-4648

02 NOV 13 AM 10:09

Caracas October 31, 2002

Filing Desk
Securities and Exchange
450 Fifth Street N.W.
Washington, D.C. 20549

02060285

SUPPL

Attn.: Office of International Corporate Finance

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find attached copy of the following documents:

1. a press release announcing the Company's results for the third quarter of 2002, which was issued on October 30, 2002, and filed with the Venezuelan Securities and Exchange Commission (Comisión Nacional de Valores) and the Caracas Stock Exchange on the same date, and

2. a press release announcing that the Shareholders Meeting held on September 20, 2002, approved the results obtained by the Company during the first semester 2002. Such press release was issued on September 20, 2002, and filed with the Comisión Nacional de Valores and the Caracas Stock Exchange on the same date.

Please have the enclosed copy of this letter date stamped and return it by mail in the attached self-addressed envelope.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Sincerely,

Guillermo Ponce
Secretary to the Board of Directors

dlw 12/12

SEC FILE NUMBER 82-4648

MERCANTIL
SERVICIOS FINANCIEROS

Caracas, September 20, 2002

MERCANTIL Regular Shareholders' Meeting approved first semester reports for 2002

During Regular Shareholders' Meeting of Mercantil Servicios Finacieros ("Mercantil"), a Venezuelan holding company who provides financial services (Caracas Stock Market: MVZ.A y MVZ.B / ADR level 1 (OTC): MVSFY), and its principal subsidiary Banco Mercantil celebrated Friday, September 20, 2002 the Board of Directors reports related to activities and results obtained by the above mentioned companies during the first semester 2002 were approved, according to information given by the Management of Corporate Communications from this Financial Institution.

Gustavo Marturet, Mercantil Servicios Financieros' and Banco Mercantil's president presided both meetings, along with members of the Board of Directors and the vast majority of the shareholders.

According to the results, earnings for the semester totaled Bs. 105,538 million. The main contributions to this earnings come from its subsidiaries Banco Mercantil with Bs. 74.134 million, Commercebank with Bs. 13.903 million and Seguros Mercantil with Bs. 13.503 million.

In regards to the loan portfolio indicators, the results show that at the end of the first semester the portfolio's asset quality continues at satisfactory levels. For Banco Mercantil in Venezuela, the above mentioned indicators show a better performance than the average obtained by the Venezuelan financial system. In consequence, the past-due loan portfolio+ in litigation over gross loan portfolio ratio resulted in 4.2% compared to 7.4% for the Venezuelan Financial System. This ratio for MERCANTIL was 2.8% compared to 3% at the end of the year 2001.

Mercantil Servicios Financieros' meeting approved the dividends proposal presented by the Board of Directors for the first quarter 2003, agreeing to pay an ordinary dividend in cash of Bs 8.oo per common share, with the earnings obtained as of December 31, 2001 payable on February 10, 2003 to all registered shareholders as of January 31, 2003.

Contact: Alberto Capriles
Phone: 58-212-5031335
e-mail: acapriles@bancomercantil.com

Likewise during Mercantil Servicios Financieros' meeting a proposal to raise the company's authorized capital to Bs. 124.713.211.500,oo was approved, through the issuance of up to a maximum of 414.710705 new common shares type "A" or common shares type "B", non convertible to bearer shares, with a nominal value of Bs. 150 each, according to the dispositions established in the Capital Market Law.

In addition, the Board of Directors' proposal for the sixth phase of the repurchase of the company's shares program was authorized, giving continuity to the program which started on May of the year 2000, as part of the decisions taken by the company to add value to the institution.

As part of this authorization, the Board of Directors may agree to buy up to fifty eight million six hundred and forty eight thousand one hundred and sixty eight (58.648.168) of its common shares type "A" and/or type "B", including those shares acquired during the first five phases of the program, representing 15% of issued and paid in capital of the company, determining that the price the company will pay per share will agree to the market conditions and it will not exceed two thousand six hundred Bolivars (2.600,oo) per share.

Mercantil Servicios Financieros' approved report shows that in the month of April phase two of the integration process between Seguros Mercantil and Seguros Orinoco ended. The objective of the above mentioned phase was to fit the branches to serve one clientele with a validated product portfolio and a unique call center. Likewise, both companies car centers were merged into one premise specially built for this purpose. Up to date, the Insurance Superintendency has authorized the merger of these two companies, which will be perfected once the legal time given has elapsed, and Seguros Mercantil absorbs Seguros Orinoco.

Finally, he informed that Banco Mercantil received a number of acknowledgments during the semester, including "Best Venezuelan Bank" given by the Global Finance magazine, in a release that included the best financial institutions in Latin America, those that have proven to be the most outstanding within the emerging markets.

Mercantil Servicios Financieros is the first and most complete provider of financial services in Venezuela, with presence in 10 countries of the Americas and Europe. Among its main subsidiaries are Banco Mercantil, Banco Universal, the leading bank in Venezuela; Commercebank, N.A., a commercial bank in the United States which has achieved significant growth and operates eight branches in Miami and one in New York; Merinvest, one of the largest investment banks in Venezuela; Banco Mercantil Schweiz AG and Seguros Mercantil.

Contact: Alberto Capriles
Phone: 58-212-5031335
e-mail: acapriles@bancomercantil.com

MERCANTIL

SEC FILE NUMBER 82-4648

FINANCIAL REPORT FOR THE THIRD QUARTER OF 2002

Mercantil Servicios Financieros (MERCANTIL) reports its financial performance in the quarter ended September 30, 2002

Caracas Stock Exchange: MVZ - Level 1 ADR: MSVFY

Caracas, October 30, 2002 – Mercantil Servicios Financieros C.A.'s net income for the third quarter of 2002 (MERCANTIL) closed at Bs. 46.9 billion (US$ 33 million), a higher figure than in the comparable quarter of 2001 (Bs. 11.0 billion, US$ 15 million)[4]. As a result, the average annualized return on assets (ROA) and on equity (ROE) rose to 2.7% and 25.8%, respectively, compared to 0.9% and 7.4%, for the third quarter of 2001. Net earnings per share rose from Bs. 31 to Bs. 126.

Total Assets stood at Bs. 8 trillion 643.5 billion (US$ 5.9 billion) as of September 30, 2002, and equity closed at Bs. 890.1 billion (US$ 605 million); these figures represented growth rates of 9% and 5%, respectively, for the quarter, in bolivar terms.Total Assets increased 0.4% and equity decreased 3% in dollar terms. Deposits grew by Bs. 587.6 billion (9%) in the quarter,of which Bs. 109.6 billion (2%) correspond to the operations in Venezuela, Bs. 113.5 billion (2%) correspond to operations abroad, and Bs. 364.5 billion (5%) of growth stemming from the exchange rate adjustment for the period.

As of September 30, 2002 the Banco Mercantil subsidiary is Venezuela's largest bank in terms of Loans and Deposits, when consolidated total assets closed at Bs. 3 trillion 991.8 billion (US$ 2.7 billion). In Commercebank total assets reached US$ 2.8 billion.

Mercantil Servicios Financieros
Summary of Financial Statements

	09-30-02 US$	09-30-02 Bolivars	06-30-02 Bolivars	09-30-01 Bolivars	Sep 2002 Vs. June 2002 %	Sep 2002 Vs. Sep 2001 %
		(In million, except percentages and income per share)				
Quarters						
Net Income (1)	33,3	46.915		11.015		325,9%
Income per share (Bs./share) (1)	0,09	127		31		312,9%
Return on Assets (ROA)		2,3%		0,9%		
Return on Equity (ROE)		21,6%		7,5%		
YTD						
Net Income (2)	133,6	152.303		32.406		370,0%
Income per share (Bs./share) (2)	0,36	411		90		355,6%
Return on Assets (ROA)		2,7%		0,9%		
Return on Equity (ROE)		25,8%		7,5%		
Total Assets (3)	5.878	8.643.516	7.908.365	5.216.576	9,3%	65,7%
Investment Portfolio (3)	2.278	3.349.587	3.135.087	1.563.125	6,8%	114,3%
Loan Portfolio (3)	2.664	3.917.375	3.483.318	2.332.935	12,5%	67,9%
Deposits (3)	4.589	6.747.587	6.159.943	4.082.023	9,5%	65,3%
Shareholders' Equity (3)	605	890.068	846.228	592.632	5,2%	50,2%

(1) Quarterly average exchange rate: Bs./USS 1,409. September, 2002
(2) YTD average exchange rate: Bs./USS 1,140. September, 2002
(3) YTD, exchange rate: Bs./USS 1,471 September, 2002 month - end
(4) Quarterly average exchange rate: Bs./USS 734. September, 2001

MERCANTIL

VENEZUELA'S ECONOMIC CONDITIONS

ECONOMIC ACTIVITY

In the third quarter the Venezuelan economy continued to reflect the recessionary trend prevailing in the previous quarter, when economic activity as a whole (total GDP) had contracted by 9.9%, with oil activity plunging 16.7% and non-oil activities retreating 6.5%. Among the causes of this loss of ground were the smaller volume of oil production compared with the same period last year, a lower level of fiscal spending especially the investment expense and adverse political expectations which discouraged private investment and seriously depressed industrial production.

OCCUPATION AND INFLATION

As a direct consequence of the economy's contraction, the unemployment rate rose to 15.6% in the second quarter, resulting in 1,780,000 unemployed workers . In addition, the consumer price index rose 4.5% in September, its second-highest variation so far this year. This price surge was caused in large part by a 1.5 percentage point increase in the VAT rate and an expansion of the base of goods and services subject to that tax, through the elimination of exemptions for certain key goods and services. Another contributing factor was the currency devaluation's impact on imported final and intermediate goods. The annualized consumer inflation rate for the 12 months culminating in September reached 28.2%.

FISCAL REVENUE

In the fiscal arena, a cumulative deficit of Bs. 1.6 trillion was built up in the January-August period, slightly higher than the one for the same period last year. That deficit was produced by a major contraction of non-oil revenue (forcing the authorities to withdraw funds from the Investment Fund for Macroeconomic Stabilization - FIEM), as well as by a consumption reduction and a smaller real internal tax base, induced by the recession. Hence, the Treasury's financing need increased despite the authorities' strenuous efforts to reduce primary spending.

OIL PRICES

The economy's external sector was relatively strengthened by the oil market's favorable trend; oil prices reached their highest average level in the year during the third quarter. This produced a growth in export value, and the consequent, trade surplus of the balance of payments. However, the improvement in foreign-exchange income did not result in a raise in foreign reserves, due to the persistent capital outflow provoked by the country's ongoing political conflict. The latter factor also explains the steady pressure on the foreign exchange market, where the exchange rate depreciated by approximately 5% per month during August and September.

THE MONEY MARKET

In the money market, the volume of means of payment contracted in August and September, resulting in a 7% cumulative decline. The smaller volume of liquidity reflected the negative impact of higher foreign exchange purchases and lower public spending. Interest rates tended downward, and became increasingly negative in real terms in September, due to the upsurge of inflation. The commercial and universal banking system's coefficient of intermediation continued to decline in August, in response to the contraction of internal economic activity. However, that factor was offset in terms of operating income by a recomposition of financial assets torwards the investment in public securities.


INTEREST RATES IN VENEZUELA
(6) LARGEST BANKS
60
50
40
30
20
10
0
dec-00
mar-01
jun-01
sep-01
dec-01
mar-02
jun-02
sep-02
Lending Rate
90 Day CD

MERCANTIL

SUMMARY OF THE ACCOUNTING PRINCIPLES USED TO PREPARE THE FINANCIAL STATEMENTS

<u>Consolidation</u>

MERCANTIL's financial statements are presented according with standards issued by the National Securities Commission (CNV) in Venezuela; Generally Accepted Accounting Principles in Venezuela are applied where the CNV's regulations are silent. Since these rules require the preparation of financial statements on a consolidated basis, the financial statements include the accounts of the following subsidiaries, among others:

- Banco Mercantil, C.A., Banco Universal, in Venezuela and its foreign agencies.
- Commercebank, N.A., a bank in the United States.
- Banco Mercantil Venezolano, N.V., a bank in Curaçao, and its subsidiary Banco del Centro, C.A. in Panama.
- Banco Mercantil (Schweiz) AG, a bank in Switzerland, and its subsidiary BMC Bank & Trust Limited in Grand Cayman.
- Merinvest, C.A., a securities brokerage in Venezuela.
- Seguros Mercantil, C.A., insurance companies in Venezuela. (Including Seguros Orinoco, C.A.)

<u>CNV Accounting Standards</u>

According to CNV, MERCANTIL's financial statements must be presented in historical figures for periods subsequent to the fiscal period ended December 31, 1999. Accordingly, in January 2000 MERCANTIL discontinued the adjustment of its primary financial statements for inflation. As a result, fixed assets, among other items, are shown at their inflation-adjusted value up to December 31, 1999. This adjusted value does not exceed the market value determined by independent appraisers. New additions are being recorded at their acquisition cost.

The financial statements for 2001 have been reclassified for comparative purposes, because Overnight Placements are included in Investment Securities (they were formerly shown in Cash and Due from Banks), and Investments assigned through liquid asset accounts and participations are presented as Deposits (they were previously recorded reducing the Investment Porfolio).

PERFORMANCE FIGURES FOR THE PRINCIPAL SUBSIDIARIES

Mercantil Servicios Financieros, C.A.
Contribution by Subsidiaries (3)
(As of september 30, 2002, in billion of Bolivars, except number of employees)

	Banco Mercantil 98,69%		Commercebank Holding Corporation 100%	Holding Mercantil Internacional 100% (2)	Seguros Mercantil 100%		Other (5)	TOTAL
Total assets	3,927		4,179	244	198		96	8,644
Investment portfolio	898		2,195	93	89		75	3,350
Loan portfolio	1,949		1,833	135	-		-	3,917
								-
Deposits	2,995	(1)	3,570	183	-		-	6,748
Shareholders'equity	565		202	49	70		4	890
<u>Net income</u>								-
Third Quarter	40	(4)	11	-	2		(6)	47
YTD	114	(4)	25	1	15		(3)	152
								-
Number of employees	6,562		482	34	1,170	(2	169	8,417

(1) Adicionally there forwards contracts for purchase and sale of securities for Bs.72,387 billion.
(2) Holding Mercantil Internacional consolidated Banco Mercantil Venezolano, N. V. and Banco Mercantil (Schweiz) AG
(3) Figures are Net of elimination of intercompany transactions.
(4) Calculated in accordance with the rules of the CNV

MERCANTIL

ANALYSIS OF THE QUARTER'S PERFORMANCE

Below is an analysis on the principal variations between MERCANTIL's financial performance during the third quarter of 2002, and its performance in the third quarter of 2001.
The Balance Sheet is shown in comparison with June 30, 2002, to allow an examination of the principal variations ocurred in the third quarter of 2002 (see Page 6).
The financial statements as of September 30, 2002 are found in Exhibit I of this report.

FINANCIAL MARGIN

Net Financial Margin

	Quarter ended on		Increase (decrease)		For the nine months period ended on		Increase (decrease)	
	09-30-02	09-30-01	Bolivars	%	09-30-02	09-30-01	Bolivars	%
	(In million of Bolivars, except percentages)							
Interest Income	225,491	142,929	82,562	57.8%	618,033	413,962	204,071	49.3%
Interest Expense	72,527	37,059	35,468	95.7%	193,458	111,280	82,178	73.8%
Gross Financial Margin	**152,964**	**105,870**	**47,094**	**44.5%**	**424,575**	**302,682**	**121,893**	**40.3%**
Provision for Loan Losses	16,586	12,012	4,574	38.1%	75,823	33,703	42,120	125.0%
Net Financial Margin	**136,378**	**93,858**	**42,520**	**45.3%**	**348,752**	**268,979**	**79,773**	**29.7%**

Gross Financial Margin was Bs. 47.1 billion (45%) higher in the third quarter of 2002 than in the same period of 2001. Bs. 30.4 billion of that growth was generated by Banco Mercantil's activity in Venezuela, Bs. 2.3 billion resulted from the foreign subsidiaries, and Bs. 13.9 billion reflected the currency devaluation effect. The increase in the average volumes of financial assets and liabilities in both the Venezuelan and foreign operations, vis-à-vis September 2001, as well as the upward movement of interest rates in the Venezuelan market, strongly influenced the behavior of Gross Financial Margin, despite the fact that interest rates for dollar-denominated operations were at their lowest levels of the last decades.

Interest rates for banking activity in Venezuela rose in response to the application of a tight money policy. The market rates published by the Central Bank of Venezuela, reflecting the average for the country's six largest commercial and universal banks, show the following tendencies: the third quarter average lending rate rose from 27.8% in 2001 to 31.5% in 2002. The third quarter average deposit rate for 90-day CD increased from 16.1% to 24.4% between those two periods. (See "Venezuela's Economic Conditions," Page 2). Financial assets and liabilities volumes for operations in Venezuela gained 32% and 31%, respectively, compared with those of September 2001.

Moreover, Gross Financial Margin for the dollar-denominated operations rose in spite of the declining interest rates applicable thereto; the gain was produced mainly by higher average volumes of financial assets and liabilities at Commercebank Holding and the foreign branches, which grew in Bolivar terms 159% and 146%, respectively (31% and 25% in dollar terms). The quarter's average 90-day Libor reference rate for dollar-denominated operations fell from 3.2% to 1.8% for the periods under examination.

The Loan Portfolio allowance shows a 38% growth in the period (Bs. 4.6 billion), mainly reflecting the creation of new allowances for the Loan Portfolio in Venezuela.

The Loan Portfolio provisioning expense recorded in the third quarter of 2002 was Bs. 16.6 billion (Bs. 12.0 billion in September 2001), and Bs. 9.3 billion for write offs (Bs. 27.0 billion in September 2001).

COMMISSIONS, OTHER INCOME, AND INSURANCE PREMIUMS, NET OF CLAIMS

Operating Income	Quarter ended on		Increase (decrease)		For the nine months period ended on		Increase (decrease)	
	09-30-02	09-30-01	Bolivars	%	09-30-02	09-30-01	Bolivars	%
	(In million of Bolivars, except percentages and income per share)							
Net Financial Margin	136,378	93,858	42,520	45.3%	348,752	268,979	79,773	29.7%
Commissions and Other Income	79,280	35,478	43,802	123.5%	265,381	105,872	159,509	150.7%
Insurance Premiums, Net of Claims	5,483	217	5,266	2426.7%	15,369	5,469	9,900	181.0%
Operating Income	**221,141**	**129,553**	**91,588**	**70.7%**	**629,502**	**380,320**	**249,182**	**65.5%**

Commissions and Other Income grew by 124% (Bs. 43.8 billion) in the third quarter of 2002, compared to the same period of 2001, mainly due to:

- A 98% (Bs. 8.4 billion) growth in Commissions on Customer Account Operations, due to higher volume and revision of fees for some of the services MERCANTIL renders.

- A 370% (Bs. 5.0 billion) increase in income from Foreign Currency Operations in Venezuela, produced by the greater volatility of the Bs/US$ exchange rate under the new floating exchange rate system adopted by the National Government and the Central Bank of Venezuela in February 2002, which did away with the flotation band and its ceiling and floor levels, in force at that time.

- A 762% (Bs. 20.8 billion) surge in Exchange Differences reflecting the revaluation of MERCANTIL's foreign currency position as a result of the bolivar's devaluation. The exchange rate advanced from Bs. 742/US$ in September 2001 to Bs. 1,351/US$1 in June 2002 and Bs. 1,471/US$1 in September 2002.

OPERATING EXPENSES

Net Income	Quarter ended on		Increase (decrease)		For the nine months period ended on		Increase (decrease)	
	09-30-02	09-30-01	Bolivars	%	09-30-02	09-30-01	Bolivars	%
	(In million of Bolivars, except percentages and income per share)							
Operating Income	221,141	129,553	91,588	70.7%	629,502	380,320	249,182	65.5%
Operating Expenses	155,999	113,921	42,078	36.9%	435,312	337,219	98,093	29.1%
Income before taxes and minority interests	65,142	15,632	49,510	316.7%	194,190	43,101	151,089	350.5%
Taxes (Current and Deferred)	(18,072)	(4,582)	(13,490)	294.4%	(41,442)	(10,617)	(30,825)	290.3%
Minority Interest	(155)	(35)	(120)	342.9%	(445)	(78)	(367)	470.5%
Net Income	**46,915**	**11,015**	**35,900**	**325.9%**	**152,303**	**32,406**	**119,897**	**370.0%**
Net Income US$	**33.3**	**15.0**	**18.3**	**121.8%**	**133.6**	**45.2**	**88.4**	**195.6%**
Net Income per Share (Bs./share)	**127**	**31**	**96**	**312.9%**	**411**	**90**	**321**	**355.6%**

Operating Expenses were 35% (Bs. 42.1 billion) higher in the third quarter of 2002 than in the corresponding quarter of 2001. The variations in the principal components were:

- A 46% (Bs. 21.3 billion) increase in personnel expenses, chiefly due to a Bs. 2.5 billion expense in personnel for Seguros Orinoco, a company acquired in December 2001, and a Bs. 5.5 billion exchange translation effect for the foreign subsidiaries' personnel expenses. In addition, new benefits were also granted to the personnel during the third quarter of 2002.

- A 38% (Bs. 15.74 billion) growth in Other Operating Expenses, which include Bs. 4.5 billion of higher operating expenses for Seguros Orinoco and a Bs. 4.0 billion exchange translation effect for the foreign subsidiaries' operating expenses.

The cumulative inflation rate in Venezuela for the 12-month period ended on September 30, 2002 was 28.2%.

MERCANTIL

THE BALANCE SHEET

Below are comments on the principal Balance Sheet variations in the third quarter of 2002 vs. the period ended June 30, 2002. Comparative information as of September 20, 2001 is also provided.
The financial statements are shown in Exhibit I of this report.

SUMMARY OF CONSOLIDATED BALANCE SHEET

	09-30-02	09-30-02	06-30-02	09-30-01	Sep 2002 vs June 2002		Sep 2002 vs Sep 2001	
	US$ (1)		Bolivars		Increase (decrease)	% of change	Increase (decrease)	% of change
			(In Million, except percentage)					
Total Assets	5,878	8,643,516	7,908,365	5,216,576	735,151	9.3%	3,426,940	65.7%
Investment Portfolio	2,278	3,349,587	3,135,087	1,563,125	214,501	6.8%	1,786,462	114.3%
Loan Portfolio	2,664	3,917,376	3,483,318	2,332,935	434,057	12.5%	1,584,440	67.9%
Other Assets	233	343,128	311,094	268,635	32,034	10.3%	74,493	27.7%
Deposits (2)	4,589	6,747,587	6,159,943	4,082,023	587,644	9.5%	2,665,564	65.3%
Subordinated Debt	74	108,817	87,848	47,488	20,969	23.9%	61,329	129.1%
Capital Convertible Liabilities	2	2,267	2,325	53,858	(58)	(2.5)%	(51,591)	(95.8)%
Shareholders' Equity	605	890,069	846,228	592,632	43,841	5.2%	297,437	50.2%
Assets in Trust	1,622	2,384,787	2,265,432	1,983,828	119,355	5.3%	400,959	20.2%
Housing Mutual Fund	245	360,612	333,834	254,697	26,778	8.0%	105,915	41.6%
Other Assets Under Management	60	88,561	32,324	15,667	56,237	174.0%	72,894	465.3%

(1) September 2002 period end exchange rate: Bs./USS 1,471
(2) Includes deposits from government agencies in Venezuela, amounting to Bs.147,690 billion, Bs 143,386 billion, and Bs. 164,537 billion as of September 30, 2002, June 30, 2002, and September 30, 2001, respectivel;

Assets by Currency (Total US$ 5,9 billion) September 2002


60%
40%
Dollars
Bolivars

Assets by Location (Total US$ 5,9 billion) September 2002


6%
53%
41%
Venezuela
United States of America
Others

TOTAL ASSETS

The 9% growth in total assets vis-à-vis June 2002, shown in the preceding balance sheet summary table, includes: a) a 5% increase due to the currency devaluation (mentioned on Page 5); b) a 2% real gain in dollar-denominated operations; and c) a 2% increase in bolivar operations .

LOAN PORTFOLIO

The 12% growth inthe gross loan portfolio in comparison with the second quarter of 2002 includes a 13% increase in Banco Mercantil's portfolio in Venezuela, compared with a 5.6% increase in the loan portfolio for the Venezuelan financial system. The foreign subsidiaries reported a 2% increase in U.S. dollar terms (4% in bolivar terms) in the same period.

Loan Portfolio by Subsidiary
(Total US$ 2,8 billion)
(As of September 2002)


3.7%
45.3%
41.0%
10.0%
Banco Mercantil
Overseas agencies of Banco Mercantil
Commercebank N.A.
Holding Mercantil International and Others

Rescheduled loans increased 140,8% compared to September 2001 (9,3% vis-á-vis June 2002), due mainly to the effect of the currency (Bolivar) depreciation mentioned on page 5 and the effect of the Superintendency of Banks'Resolution related to the classification of the Mortgage Indexed Loans and Auto Loans with balloon payment ending (See page 10).

The Portfolio's quality continued to be favorable, with a 2.5% ratio of past due loans and in litigation to total portfolio and a 201.3% coverage rate. The comparable figures for Banco Mercantil in Venezuela are 4.2% and 175.4%, respectively, reflecting a better performance than the Venezuelan banking system in the aggregate (7.5% and 128.7%, respectively).

Banco Mercantil in Venezuela holds first place in terms of Loan Portfolio placements as of September 2002, with a 17.5% market share (16.4% as of June 30, 2002).

Exhibit II (Page 14) indicates the loan portfolio classification, broken down by credit status, economic activity, type of risk, and geographic location of borrowers.

The Loan Portfolio allowance as of September 2002 represents 120% of the level required pursuant MERCANTIL's Loan Portfolio classification by type of risk methodology.

![MERCANTIL logo] MERCANTIL

INVESTMENT PORTFOLIO

The Investment Portfolio is composed as shown in the following charts as of September 30, 2002 and June 30, 2002:

September 2002
(Total US$ 2,3 billion)

June 2002
(Total US$ 2,3 billion)


18,1%
33,0%
45,3%
3,6%
Securities - Venezuelan Government
Securities - USA Government
Securities - Venezuelan Companies
Securities - Foreign Companies, mainly USA
22,1%
34,4%
41,3%
2,2%

DEPOSITS

Demand and Time Deposits
(Total US$ 4,6 billion)
September 2002


69%
31%
Demand Deposits
Time Deposits

The 9% growth of MERCANTIL's deposits as of September 30, 2002 includes 2% from operations in Venezuela, 2% from operations abroad , and 5% from the period's currency exchange adjustment.

Banco Mercantil continues to hold first place in deposits and Investments assigned through liquid asset accounts and participations , with a 13.4% market share (13.8% as of June 30, 2002).

SUBORDINATED OBLIGATIONS (TRUST PREFERRED STOCK)

The Commercebank Holding Corp. subsidiary made its fifth placement of Trust Preferred Stock in July, in the U.S. market for USD 10,000,000, maturing in 30 years, and an interest rate of LIBOR + 3.65%.

EQUITY

MERCANTIL's equity grew by Bs. 43.8 billion (5%) vs. June 2002, due mainly to Bs. 46.9 billion in profits for the period and to the translation effect of foreign subsidiaries' equity (Bs. 13.8 billion). In US$ terms, equity decreased from US$ 626 million on June 30, 2002 to US$ 605 million on September 30, 2002, as a result of the devaluation mentioned on Page 5.

CORPORATE HIGHLIGHTS

DIVIDENDS

At its July 25, 2002 meeting, MERCANTIL's Board of Directors, authorized to that end by the Regular Shareholders' Meeting on March 22, 2002, declared an extraordinary cash dividend of Bs. 22 per share, payable in two parts; one of Bs. 12 per share, paid in September, and another of Bs. 10 per share, to be paid in December. Therefore, considering the dividends approved at the Regular Shareholders Meeting of March 22, 2002, in accordance with the administration's proposal, the total amount of cash dividends payable in 2002 reaches Bs. 50 per share. Three portions of the ordinary cash dividend (Bs. 7 per share per quarter) have been paid to date. The Reschedule loans increased 140,8% compared to september 2001 (9,3% vis-á-vis june 2002), due mainly to the effect of the currency (Bolivar) depreciation and the effect of Superintendency of Banks Resolution related to the clasification of Mortgage Indexed Loans and Auto Loans with balloon payment at the end (See page 10). In addition, a stock dividend of one share for each 15 held was also approved at the MERCANTIL Board meeting, payable in December 2002. These shares will not receive cash dividends this year.

A cash dividend of Bs. 8 per common share A and B, to be charged to Retained Earnings as of December 31, 2001, was approved on September 20, 2002 at the Regular Shareholders' Meeting. The dividend is scheduled to be paid on February 2003.

Stock Repurchase Program

The sixth phase of MERCANTIL's Stock Repurchase Program, under way since May 2000, was approved on September 20, 2002 at the Regular Shareholders' Meeting. The maximum purchase price for this phase will be Bs. 2.600 per share, executable according to market conditions and the company's conditions. The phase will last six months and calls for the acquisition of up to 15% of the subscribed and paid-in capital, including the Class "A" and "B" already repurchased. A total of 20,713,560 shares, equivalent to 5.3% of MERCANTIL's outstanding capital, have been repurchased as of September 30, 2002 subsequent to the December 2001 redemption of the 14,777,979 shares that were among those acquired during the first two phases and part of the third phase of the Stock Repurchase Program.

Increase of Authorized Capital

An Authorized Capital increase of up to Bs. 124,713,211,500 was approved on the September 20, 2002 Regular Shareholders' Meeting, through the issuance of a maximum of 415,710,705 new Class "A" or Class "B" common shares; they are to be registered shares, not convertible to bearer shares, and will have a par value of Bs. 150 each.

Integration of the Seguros Mercantil and Seguros Orinoco Companies

The Superintendency of Insurance authorized the merger between of Seguros Mercantil and Seguros Orinoco on August 23, 2002. Seguros Mercantil will incorporate the assets, liabilities, and equity of Seguros Orinoco.

An important stage in the history of both companies thus concludes. The merger, which is expected to culminate by the end of 2002, is intended to make Seguros Mercantil the country's best and most complete insurance company in the shortest possible time.

This merger will allow to provide a comprehensive insurance service to the clientele, through reliance on a sturdy technological platform, a well-distributed branch network, and a staff with appropriate training and a strong service orientation. The merger will thereby permit a significant expansion of Seguros Mercantil's operations in Venezuela.
With this merger, Seguros Mercantil reached a market share of 9.6% in terms of premiums.

Commercebank Investment Services – CIS

During the third quarter Commercebank Investment Services (CIS) started its operations, a wholly owned brokerage and investment advisory subsidiary. With CIS, customers will have access to a variety of investment products and services, as well as a wide range of investment vehicles. Most importantly, CIS customers will be able to take advantage of the experience of fully qualified investment advisors who can create a long-term investment strategy, provide guidance and advice, and even manage your portfolio

Awards and acknowledgments

Global Finance selected Banco Mercantil as the best bank, the best consumer internet bank and the best bank in trade finance in Venezuela for the year 2002.

During the celebration of the 31st anniversary of the National Commission Against the Use of Illicit Drugs (CONACUID), Banco Mercantil received an acknowledgement for the unconditional support given by this private institution to CONACUID since its creation in 1971, and the coordinated effort between the different organizations linked to this task. Banco Mercantil is developing with CONACUID several projects being among them the edition of the handbook "The community: A Space for prevention". Likewise, Banco Mercantil sponsored the "Drugs Exhibition Hall" at the Children Museum.

NEW MEASURES FOR THE VENEZUELAN FINANCIAL MARKETPLACE

Indexed Mortgage Loans and "Balloon payment" Auto Loans

In August 2001, a group of mortgage debtors with loans defined as refinanced, indexed, or Mexican, as well as debtors of auto loans with a balloon payment ending, filed a class-action suit before the Supreme Court of Justice (TSJ) due to diffuse of collective interests. The TSJ pronounced sentence in January 2002, partially granting the suit.

By Resolution issued in April 2002, modified in August 2002, and an extended time application until December 2002, the Superintendency of Banks (SUDEBAN) has required the country's financial institutions to adapt their procedures to reflect those stipulated in the TSJ´s January 2002 sentence. Among other things, SUDEBAN prescribed that the total amount of mortgage and auto loans affected by this decision had to be reclassified as restructured loans (see page 7).

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS C.A.
CONSOLIDATED BALANCE SHEET

UNAUDITED FIGURES

(In Million)

	US$ (1)	Bolivars, except percentages			Sep 2002 vs June 2002		Sep 2002 vs Sep 2001	
ASSETS	09-30-02	09-30-02	06-30-02	09-30-01	Increase (decrease)	% of change	Increase (decrease)	% of change
CASH AND DUE FROM BANKS								
Cash	58	85,998	81,761	66,400	4,237	5.2%	19,598	29.5%
Banco Central de Venezuela	240	352,398	331,952	395,795	20,446	6.2%	(43,397)	(11.0)%
Venezuelan Banks and Other Venezuelan Financial Institutions	5	6,762	5,402	5,813	1,360	25.2%	949	16.3%
Foreign Banks and other foreign financial institution	61	89,331	68,767	141,455	20,564	29.9%	(52,124)	(36.8)%
Pending Cash Items	89	131,148	106,663	118,493	24,485	23.0%	12,655	10.7%
Provision for Cash and Due from Banks	(1)	(1,329)	(1,329)	(1,579)	0	0.0%	250	(15.8)%
	452	664,308	593,216	726,377	71,092	12.0%	(62,069)	(8.5)%
INVESTMENT PORTFOLIO								
Investments in Trading Securities	8	11,045	9,183	29,926	1,862	20.3%	(18,881)	(63.1)%
Investments in Securities Available for Sale	1,603	2,357,884	2,028,897	878,873	328,987	16.2%	1,479,011	168.3%
Investments in Securities Held to Maturity	241	354,239	362,840	408,918	(8,601)	(2.4)%	(54,679)	(13.4)%
Share Trading Portfolio	42	61,365	70,542	59,543	(9,177)	(13.0)%	1,822	3.1%
Time Deposits and Placements	282	414,730	408,603	180,225	6,127	1.5%	234,505	130.1%
Restricted Investments	102	150,324	255,022	5,640	(104,698)	(41.1)%	144,684	2,565.3%
	2,278	3,349,587	3,135,087	1,563,125	214,501	6.8%	1,786,462	114.3%
LOAN PORTFOLIO (4)								
Current	2,642	3,884,425	3,454,042	2,325,183	430,383	12.5%	1,559,242	67.1%
Rescheduled	94	138,858	127,025	57,663	11,833	9.3%	81,195	140.8%
Past Due	59	86,894	85,188	66,814	1,706	2.0%	20,080	30.1%
In Litigation	12	17,690	19,394	16,793	(1,704)	(8.8)%	897	5.3%
	2,807	4,127,867	3,685,649	2,466,453	442,218	12.0%	1,661,414	67.4%
Allowance for Losses on Loan Portfolio	(143)	(210,492)	(202,331)	(133,518)	(8,161)	4.0%	(76,974)	57.7%
	2,664	3,917,375	3,483,318	2,332,935	434,057	12.5%	1,584,440	67.9%
INTEREST AND COMMISSIONS RECEIVABLE	62	91,783	102,565	57,499	(10,782)	(10.5)%	34,284	59.6%
LONG-TERM INVESTMENTS	10	15,215	11,401	9,959	3,814	33.5%	5,256	52.8%
ASSETS AVAILABLE FOR SALE	15	22,704	28,048	42,378	(5,344)	(19.1)%	(19,674)	(46.4)%
PROPERTY AND EQUIPMENT	163	239,416	243,636	215,668	(4,220)	(1.7)%	23,748	11.0%
OTHER ASSETS	234	343,128	311,094	268,635	32,034	10.3%	74,493	27.7%
TOTAL ASSETS	5,878	8,643,516	7,908,365	5,216,576	735,151	9.3%	3,426,940	65.7%

(1) 2002 III Quarter end exchange rate: Bs./US$ 1,471

MERCANTIL

ANNEX I
Page 2/3

MERCANTIL SERVICIOS FINANCIEROS C.A.
CONSOLIDATED BALANCE SHEET

UNAUDITED FIGURES

(In Million)

LIABILITIES AND SHAREHOLDERS' EQUITY	US$ (1) 09-30-02	Bolivars, except percentages 09-30-02	06-30-02	09-30-01	Sep 2002 vs June 2002 Increase (decrease)	Sep 2002 vs June 2002 % of change	Sep 2002 vs Sep 2001 Increase (decrease)	Sep 2002 vs Sep 2001 % of change
LIABILITIES								
DEPOSITS								
Non-interest Bearing	667	981,393	916,173	869,106	65,220	7.1%	112,287	12.9%
Interest-Bearing	887	1,304,204	1,187,534	632,943	116,670	9.8%	671,261	106.1%
Savings Deposits	1,603	2,356,960	2,055,544	1,168,021	301,416	14.7%	1,188,939	101.8%
Time Deposits	1,432	2,105,030	2,000,692	1,411,953	104,338	5.2%	693,077	49.1%
	4,589	6,747,587	6,159,943	4,082,023	587,644	9.5%	2,665,564	65.3%
DEBT AUTHORIZED BY THE VENEZUELAN SECURITIES AND EXCHANGE COMMISSION								
Publicly traded debt securities issued by MERCANTIL	47	69,480	69,503	0	(23)	(0.0)%	69,480	100.0%
	47	69,480	69,503	0	(23)	(0.0)%	69,480	100.0%
FINANCIAL LIABILITIES	239	351,435	324,218	176,526	27,217	8.4%	174,909	99.1%
INTEREST AND COMMISSION PAYABLE	14	21,313	22,864	14,243	(1,551)	(6.8)%	7,070	49.6%
OTHER LIABILITIES	308	452,548	395,436	249,806	57,112	14.4%	202,742	81.2%
SUBORDINATED DEBT	74	108,817	87,848	47,488	20,969	23.9%	61,329	129.1%
TOTAL LIABILITIES	5,271	7,751,180	7,059,812	4,570,086	691,368	9.8%	3,181,094	69.6%
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2	2,268	2,325	53,858	(57)	(2.5)%	(51,590)	(95.8)%
SHAREHOLDERS' EQUITY								
NOMINAL CAPITAL STOCK								
Paid-in Capital	40	58,648	58,648	57,291	0	0.0%	1,357	2.4%
CAPITAL INFLATION ADJUSTMENT(2)	130	191,709	191,709	191,709	0	0.0%	0	0.0%
SHARE PREMIUM	43	63,569	63,569	67,143	0	0.0%	(3,574)	(5.3)%
CAPITAL RESERVE	110	161,244	161,244	160,256	0	0.0%	988	0.6%
TRANSLATION ADJUSTMENT OF NET ASSETS OF SUBSIDIARIES ABROAD	83	122,348	108,570	(3,003)	13,778	12.7%	125,351	4,174.2%
RETAINED EARNINGS	208	305,135	265,269	146,170	39,866	15.0%	158,965	108.8%
SHARES REPURCHASED AND SHARES HELD BY SUBSIDIARIES	(19)	(28,598)	(26,411)	(28,326)	(2,187)	8.3%	(272)	1.0%
UNREALIZED GAIN FROM RESTATEMENTS OF INVESTMENTS AVAILABLE FOR SALE AT MARKET VALUE	10	16,013	23,630	1,392	(7,617)	(32.2)%	14,621	1,050.4%
TOTAL SHAREHOLDERS' EQUITY	605	890,068	846,228	592,632	43,840	5.2%	297,436	50.2%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,878	8,643,515	7,908,365	5,216,576	735,151	9.3%	3,426,940	65.7%

(1) 2002 III Quarter end exchange rate: Bs./US$ 1,471

(2) Inicial inflation Adjustment

MERCANTIL

ANNEX I

MERCANTIL SERVICIOS FINANCIEROS C.A.
CONSOLIDATED STATEMENT OF INCOME

UNAUDITED FIGURES

(In Million of Bolivars, except percentages)

	Quarter ended on		Increase (decrease)		For the nine months period ended on		Increase (decrease)	
	09-30-02	09-30-01	Bolivars	%	09-30-02	09-30-01	Bolivars	%
INTEREST INCOME								
Cash and Due from Banks	6,442	3,649	2,793	76.5%	18,392	11,062	7,330	66.3%
Investment Portfolio	62,009	26,986	35,023	129.8%	148,965	81,558	67,407	82.6%
Loan Portfolio	157,040	112,294	44,746	39.8%	450,676	321,342	129,334	40.2%
INTEREST INCOME	225,491	142,929	82,562	57.8%	618,033	413,962	204,071	49.3%
INTEREST EXPENSE								
Demand and Savings Deposits	18,989	10,268	8,721	84.9%	44,904	33,356	11,548	34.6%
Time Deposits	39,198	21,155	18,043	85.3%	111,031	61,301	49,730	81.1%
Securities Issued by MERCANTIL	6,115	11	6,104	55,490.9%	19,843	11	19,832	180,290.9%
Interest on Financial Liabilities	8,225	5,625	2,600	46.2%	17,680	16,612	1,068	6.4%
INTEREST EXPENSE	72,527	37,059	35,468	95.7%	193,458	111,280	82,178	73.8%
GROSS FINANCIAL MARGIN	152,964	105,870	47,094	44.5%	424,575	302,682	121,893	40.3%
PROVISION FOR LOSSES ON LOAN PORTFOLIO	16,586	12,012	4,574	38.1%	75,823	33,703	42,120	125.0%
NET FINANCIAL MARGIN	136,378	93,858	42,520	45.3%	348,752	268,979	79,773	29.7%
COMMISSIONS AND OTHER INCOME								
Trust Fund Operations	3,689	3,247	442	13.6%	10,773	8,941	1,832	20.5%
Foreign Currency Transactions	6,380	1,359	5,021	369.5%	20,612	4,007	16,605	414.4%
Commissions on Customer Account Transactions	16,991	8,587	8,404	97.9%	47,177	23,098	24,079	104.2%
Commissions on Letters of Credit and Guarantees Granted	1,445	1,218	227	18.6%	3,708	3,287	421	12.8%
Equity in Long-Term Investments	2,771	1,016	1,755	172.7%	6,890	4,559	2,331	51.1%
Exchange Gains and Losses	23,539	2,732	20,807	761.6%	107,883	4,824	103,059	2,136.4%
Net Income on Sale of Investment Securities	1,744	(105)	1,849	(1761.0)%	5,643	10,785	(5,142)	(47.7)%
Other Income	22,721	17,424	5,297	30.4%	62,695	46,371	16,324	35.2%
TOTAL COMMISSIONS AND OTHER INCOME	79,280	35,478	43,802	123.5%	265,381	105,872	159,509	150.7%
INSURANCE PREMIUMS, NET OF CLAIMS	5,483	217	5,266	2,426.7%	15,369	5,469	9,900	181.0%
OPERATING INCOME	221,141	129,553	91,588	70.7%	629,502	380,320	249,182	65.5%
OPERATING EXPENSES								
Salaries and employee benefits								
Depreciation, Property and Equipment Expenses, Amortization of	66,201	45,899	20,303	44.2%	179,285	136,963	42,322	30.9%
Intangibles and Other	29,443	25,319	4,124	16.3%	82,025	75,745	6,280	8.3%
Fees paid to regulatory agencies	4,009	3,053	955	31.3%	11,662	8,622	3,040	35.3%
Other operating expenses	56,346	39,650	16,696	42.1%	162,340	115,889	46,451	40.1%
TOTAL OPERATING EXPENSES	155,999	113,921	42,078	36.9%	435,312	337,219	98,093	29.1%
NET INCOME BEFORE TAXES, AND MINORITY INTERESTS	65,141	15,632	49,509	316.7%	194,190	43,101	151,089	350.5%
TAXES								
Current	18,214	5,173	13,041	252.1%	43,638	12,776	30,862	241.6%
Deferred	(142)	(591)	449	(76.0)%	(2,196)	(2,159)	(37)	1.7%
TOTAL TAXES	18,072	4,582	13,490	294.4%	41,442	10,617	30,825	290.3%
Minority interests	(155)	(35)	(120)	342.9%	(445)	(78)	(367)	470.5%
NET INCOME	46,915	11,015	35,900	325.9%	152,303	32,406	119,897	370.0%
NET INCOME IN US$ (1)	33	15	18	1	134	45	88	2

(1) III Quarter average exchange rate: Bs./US$ 1.471 as of 2002 and Bs./US$ 734 as of 2001, and YTD average exchange rate: Bs./US$ 1.140 as of 2002 and Bs./US$ 717 as of 2001

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS
BREAKDOWN OF THE LOAN PORTFOLIO CONSOLIDATED

ANNEX II

By Economic Activity

	09/30/02		06-30-02		09-30-01	
	(In million of Bolivars, except percentages)					
Commercial	1,759,121	43%	1,442,062	39.1%	783,739	31.8%
Foreing trade	456,990	11%	544,003	14.8%	406,649	16.5%
Residential mortage	186,850	5%	181,773	4.9%	149,112	6.0%
Industrial	341,579	8%	281,532	7.6%	206,746	8.4%
Construction	463,936	11%	389,469	10.6%	270,293	11.0%
Consumer	171,694	4%	156,506	4.2%	182,631	7.4%
Services	269,338	7%	256,596	7.0%	141,977	5.8%
Agricultural	198,024	5%	181,124	4.9%	148,709	6.0%
Car loans	83,505	2%	83,269	2.3%	83,691	3.4%
Other	196,830	5%	169,314	4.6%	92,906	3.8%
	4,127,867	100%	3,685,649	100.0%	2,466,453	100.0%

By Type of Risk

	09-30-02		06-30-02		09-30-01	
	(In million of Bolivars, except percentages)					
Nomal	3,661,297	88.7%	3,210,016	87.1%	2,169,656	88.0%
Potential	168,072	4.1%	188,271	5.1%	88,320	3.6%
Real	202,686	4.9%	191,389	5.2%	134,323	5.4%
High	83,233	2.0%	83,976	2.3%	65,216	2.6%
Unrecoverable	12,579	0.3%	11,996	0.2%	8,938	0.4%
	4,127,867	100.0%	3,685,649	100.0%	2,466,453	100.0%

By Geographical Location of the Debtor

	09-30-02		06-30-02		09-30-01	
	(In million of Bolivars, except percentages)					
Venezuela	2,107,446	51.0%	1,881,563	51.1%	1,555,112	63.0%
United states of America	1,318,479	31.9%	1,148,448	31.2%	526,004	21.3%
Mexico	233,639	5.7%	197,109	5.3%	110,566	4.5%
Colombia	90,645	2.2%	83,757	2.3%	25,664	1.0%
Brazil	37,584	0.9%	64,616	1.8%	108,137	4.4%
Peru	42,817	1.0%	48,905	1.3%	42,994	1.7%
Dominican Republic	41,379	1.0%	33,273	0.9%	29,295	1.2%
Argentina	2,634	0.1%	2,431	0.1%	2,547	0.1%
Other countries	253,243	6.1%	225,548	6.0%	66,134	2.7%
	4,127,867	100.0%	3,685,649	100.0%	2,466,453	100.0%

MERCANTIL

ANNEX III

BANCO MERCANTIL, C.A. - BANCO UNIVERSAL
(According to rules issued by CNV) (1)

UNAUDITED CONSOLIDATED FIGURES

BALANCE SHEET SUMMARY	US$ (2)	Bolivars, except percentages			Sept 2002 vs June 2002		Sept 2002 vs Sept 2001	
	09-30-02	09-30-02	06-30-02	06-30-01	Increase (decrease) (In Million)	% of change	Increase (decrease)	% of change
ASSETS								
Cash and Due from Banks	413	607,095	563,464	668,882	43,631	7.7%	(61,787)	(9.2)%
Investment Portfolio	624	916,984	1,064,876	707,900	(147,892)	(13.9)%	209,084	29.5%
Loan Portfolio	1,325	1,948,673	1,734,152	1,498,442	214,521	12.4%	450,231	30.0%
Property and Equipment and Other Assets	353	518,419	539,651	507,807	(21,232)	(3.9)%	10,612	2.1%
TOTAL ASSETS	2,714	3,991,171	3,902,144	3,383,031	89,027	2.3%	608,140	18.0%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits	2,042	3,003,357	2,929,574	2,629,840	73,783	2.5%	373,517	14.2%
Financial Liabilities and Other Liabilities	299	439,031	398,442	259,147	40,589	10.2%	169,884	63.1%
TOTAL LIABILITIES	2,341	3,442,388	3,328,016	2,898,987	114,372	3.4%	543,401	18.7%
SHAREHOLDERS' EQUITY	373	548,783	574,128	484,044	(25,345)	(4.4)%	64,739	13.4%
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	2,714	3,991,171	3,902,144	3,383,031	89,027	2.3%	608,140	18.0%

STATEMENT OF INCOME SUMMARY	US$ (3)	Quarter ended on		June 2002 vs March 2002		For the nine months period ended		June 2002 vs June 2001	
	09-30-02	09-30-02	09-30-01	Increase (decrease)	% of change	09-30-02	09-30-01	Increase (decrease)	% of change
	(Million)	(Million of Bolivars, except percentages)							
Interest Income	125	176,075	117,215	58,860	50.2%	503,867	345,441	158,426	45.9%
Interest Expense	43	59,926	27,324	32,602	119.3%	164,838	79,510	85,328	107.3%
Gross Financial Margin	82	116,149	89,891	26,258	29.2%	339,029	265,931	73,098	27.5%
Provision for Losses on Loan Portfolio	9	13,082	9,599	3,483	36.3%	68,807	26,567	42,240	159.0%
Net Financial Margin	73	103,067	80,292	22,775	28.4%	270,222	239,364	30,858	12.9%
Commissions and Other Income	37	52,483	27,220	25,263	92.8%	194,736	74,390	120,346	161.8%
Operating Income	110	155,551	107,512	48,039	44.7%	464,959	313,754	151,205	48.2%
Operating Expenses	80	112,204	97,546	14,658	15.0%	333,300	292,560	40,740	13.9%
Income before Taxes, Item and Minority Interests	31	43,347	9,966	33,381	334.9%	131,659	21,194	110,465	521.2%
Taxes	(2)	(3,344)	(2,059)	(1,285)	62.4%	(17,522)	(4,344)	(13,178)	303.4%
NET INCOME	28	40,003	7,907	32,096	405.9%	114,137	16,850	97,287	577.4%
NET INCOME IN US$ (3)		28.4	10.8	17.6	163.6%	81	23	57	244.8%

(1) These financial statements are presented according to CNV rules (see page 3), reflecting Banco Mercantil's contribution to MERCANTIL's Results

(2) Half-yearly period end exchange rate: Bs./US$ 1,471

(3) Quarterly average exchange rate: Bs./US$ 1,409 at 2002 and Bs./US$ 734 at 2001, and half-yearly average exchange rate: Bs./US$ 1,140 at 2002 and Bs./US$ 717 at 2001.

Banco Mercantil Operations in Venezuela Ratios	System average	30-09-02	30-09-01
Gross financial margin / Average assets	12.6%	16.9%	12.8%
Return on average assets (ROA) (4)	6.7%	6.9%	1.8%
Return on average equity (ROE) (4)	39.5%	45.3%	13.7%
Non performing loans / Gross loans	7.5%	4.2%	4.9%
Allowance for Loan losses / Non performing loans	128.7%	175.4%	133.3%
Allowance for Loan losses / Gross loans	9.6%	7.3%	6.6%
Operating expenses / average total assets (4)	11.4%	16.9%	16.1%

(4) 9 months annualized

RECONCILIATION OF HISTORIC PROFIT WITH CONTRIBUTION TO MERCANTIL'S FINANCIAL RESULTS

	Quarter ended on		Six months ended on	
	(Million of Bolivars)			
	30-09-02	30-09-01	30-09-02	30-09-01
Historical profit (5)	49,873	13,976	148,625	36,398
Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see page 3)	(3,767)	(3,122)	(9,820)	(13,980)
Interest Publicly traded debt securities issued by MERCANTIL	(6,103)	-	(19,806)	
Dividends and exchange adjustments for preferred.	-	(2,947)	(4,862)	(5,568)
	40,003	7,907	114,137	16,850

(5) Considering criteria of the Superintendency of Banks in Venezuela

MERCANTIL

ANNEX III

Page 2/2

COMMERCEBANK HOLDING CORPORATION
CONSOLIDATED BALANCE SHEET
(According to rules issued by CNV) (1)

UNAUDITED CONSOLIDATED FIGURES

BALANCE SHEET SUMMARY	US$ (2)	Bolivars, except percentages			Sept 2002 vs June 2002		Sept 2002 vs Sept 2001	
	09-30-02	09-30-02	06-30-02	09-30-01	Increase (decrease)	% of change	Increase (decrease)	% of change
		(In Million)						
ASSETS								
Cash and Due from Banks	44	64,803	61,675	39,915	3,128	5.1%	24,888	62.4%
Investment Portfolio	1,493	2,195,090	1,878,133	737,726	316,957	16.9%	1,457,364	197.5%
Loan Portfolio	1,246	1,832,670	1,634,102	770,398	198,568	12.2%	1,062,272	137.9%
Property and Equipment and Other Assets	59	86,273	76,333	39,680	9,940	13.0%	46,593	117.4%
TOTAL ASSETS	2,842	4,178,836	3,650,243	1,587,719	528,593	14.5%	2,591,117	163.2%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits	2,488	3,658,362	3,184,672	1,369,548	473,690	14.9%	2,288,814	167.1%
Financial Liabilities and Other Liabilities	217	318,631	290,147	135,554	28,484	9.8%	183,077	135.1%
TOTAL LIABILITIES	2,705	3,976,993	3,474,819	1,505,102	502,174	14.5%	2,471,891	164.2%
SHAREHOLDERS' EQUITY	137	201,843	175,424	82,617	26,419	15.1%	119,226	144.3%
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	2,842	4,178,836	3,650,243	1,587,719	528,593	14.5%	2,591,117	163.2%

STATEMENT OF INCOME SUMMARY	US$ (3)	Quarter ended on		December 2001 vs September 2001		For the nine months period ended		December 2001 vs December 2000	
	09-30-02	09-30-02	09-30-01	Increase (decrease)	% of change	09-30-02	09-30-01	Increase (decrease)	% of change
	(In Million)	(Million of Bolivars, except percentages)							
Interest Income	32	44,780	22,005	22,775	103.5%	102,555	64,322	38,233	59.4%
Interest Expense	8	11,597	8,254	3,343	40.5%	25,331	26,911	(1,580)	(5.9)%
Gross Financial Margin	24	33,182	13,751	19,431	141.3%	77,224	37,411	39,813	106.4%
Provision for Losses on Loan Portfolio	2	2,960	2,203	757	34.3%	5,973	6,456	(483)	(7.5)%
Net Financial Margin	22	30,223	11,548	18,675	161.7%	71,250	30,955	40,295	130.2%
Commissions and Other Income	3	5,056	2,342	2,714	115.9%	11,813	6,591	5,222	79.2%
Operating Income	25	35,279	13,890	21,388	154.0%	83,063	37,546	45,517	121.2%
Operating Expenses	13	17,751	7,847	9,904	126.2%	42,910	22,662	20,248	89.3%
Income before Taxes, Item and Minority Interests	12	17,528	6,043	11,485	190.1%	40,152	14,884	25,268	169.8%
Taxes	4	6,590	2,303	4,287	186.1%	15,312	5,688	9,624	169.2%
NET INCOME	8	10,938	3,740	7,198	192.5%	24,840	9,196	34,893	379.4%
NET INCOME IN US$ (3)		8	5	3	52.4%	18	13	5	37.5%

(1) These financial statements are presented according to CNV rules (see page 3), reflecting Banco Mercantil's contribution to MERCANTIL's Results

(2) September month - end period end exchange rate: Bs./US$ 1,471

(3) Quarterly average exchange rate: Bs./US$ 1,409 at 2002 and Bs./US$ 734 at 2001, and half-yearly average exchange rate: Bs./US$ 1,140 at 2002 and Bs./US$ 717 at 2001

Commercebank Holding Corporation Ratios	Quarter	USA System (5)	
	09-30-2002	Local Peer	Florida
Gross financial margin / Average assets	3.5%	4.0%	4.3%
Return on average assets (ROA) **(4)**	1.1%	1.3%	0.8%
Return on average equity (ROE) **(4)**	23.2%	12.5%	8.8%
Non performing loans / Gross loans	0.8%	1.4%	0.7%
Allowance for losses on loan portfolio / Non performing loans	267.8%	146.0%	177.0%
Allowance for losses on loan portfolio / Gross loans	2.0%	1.4%	1.5%
Operating expenses / average total assets **(4)**	1.8%	2.9%	3.7%

(4) Annualized

(5) Based on June 2002 figures

MERCANTIL

ANNEX IV

MERCANTIL SERVICIOS FINANCIEROS
Financial Ratios Summary

	US$	Quarter ended on		For the 9 months period ended	
	30-09-02	30-09-02	30-09-01	30-09-02	30-09-01
Net income in million of Bolivars (1)	33	46,915	11,015	152,303	32,406
Per share data:					
Class "A" share:					
Number of shares outstanding (2)		201,935,334	195,507,004		
Price in Bs. (3)	1.02	1,501	1,040		
Average daily volume (# of Shares)		44,369	48,814	53,960	107,974
Market Price / Book value per share		0.62	0.63		
Market Price / Earnings per share		11.94	33.89	3.65	11.52
Dividends received in Cash / Market price		1.3%	0.5%	2.2%	1.4%
Class "B" share:					
Number of shares outstanding		168,338,893	163,413,672		
Price in Bs. (3)	1.02	1,500	890		
Average daily volume (# of Shares)		82,600	7,437	73,984	293,983
Market Price / Book value per share		0.62	0.54		
Market Price / Earnings per share		11.8	29.0	3.6	9.9
Dividends received in Cash / Market price		1.3%	0.6%	2.2%	1.7%
Book value per share in Bs. (Equity / # of shares outstanding) (4) (3)	1.63	2,403.81	1,651.15		
Earnings per share in Bs. (1) (4)	0.09	126	31	411	90
Market Capitalization in million (3)	378	555,613	348,765		
Profitability Ratios:					
Gross financial margin / Average interest earning assets (5)		8.7%	10.8%	10.0%	11.6%
Commissions and other income as a percentage of Total income		33.3%	25.1%	37.5%	25.6%
Return on average assets (ROA) (5)		2.3%	0.9%	2.7%	0.9%
Return on average equity (ROE) (5)		21.6%	7.5%	25.8%	7.5%
Efficiency Ratios:					
Operating expenses / Total income		63.9%	78.3%	59.9%	79.9%
Operating expenses / Average assets average (5)		7.3%	8.6%	7.6%	8.7%
Liquidity Ratios:					
Cash and due from banks / Deposits		9.8%	17.8%		
Cash and due from banks and Investments Portfolio / Deposits		59.5%	56.1%		
Loan Portfolio / Deposits		58.1%	57.2%		
Asset Quality Ratios:					
Non performing loans/ Gross loans		2.5%	3.4%		
Allowance for loan losses / Non performing loans		201.3%	159.7%		
Allowance for loan losses / Gross loans		5.1%	5.4%		
Other:					
Number of branches (6)		351	358		
Number of employees (7)		8,417	8,326		
Number of ATMs (8)		709	754		
Number of points of sale (POS)		9,500	10,782		
Exchange rate Bs./US$ 1		1,470.50	742.00		
Inflation for the last 12 months		28.2%	12.5%		
Capital Adequacy Ratios:					
CNV					
Shareholders'equity / Total assets		10.3%	11.4%		
Risk based capital (minimum required 8%)		16.8%	19.1%		
Core capital (minimum required 4%)		13.5%	14.9%		
BIS (9)					
Risk based capital		16.8%	19.1%		
Core capital		13.5%	15.0%		

(1) 2002 III Quarter average exchange rate: Bs./US$ 1,409

(2) Outstanding shares, less repurchased shares and shares held by subsidiaries

(3) September month - end exchange rate: Bs./US$ 1,471

(4) Based on the weighted-average number of shares 370.274.227 as of 09-30-2002 and 358.920.676 as of 09-30-2001

(5) Annualized

(6) On the total, 320 in june 2002 y 335 in junio de 2001 belong to Venezuela

(7) Of these, 7.791 in june 2002 and 7.531 in june 2001 belong to Venezuela, including 700 employees of Seguros Orinoco and its subsidiaries

(8) Of the total, 708 in june 2002 y 745 in june 2001 belong to Venezuela

(9) According to Basle guidelines

MERCANTIL

ANNEX V

Venezuela's Key Indicators

	Years 2,000	2,001	QUARTERS I 01	II 01	III 01	IV 01	I 02	II 02	III02
Gross Domestic Product (% Change) [1]	-	-	-	-	-	-	-	-	-
Total	3.2	2.8	4.0	3.1	3.3	0.9	(4.1)	(9.9)	N.D.
Oil activities	3.2	(0.9)	3.6	(1.3)	(0.5)	(5.0)	(7.7)	(16.7)	N.D.
Non-Oil activities	3.0	4.0	4.1	4.7	4.1	3.1	(2.5)	(6.5)	N.D.
Consumer Price Index (% Change) [2]	13.4	12.3	9.0	15.5	14.3	10.5	31.3	23.2	51.0
Unemployment Rate (% Change) [3]	13.2	12.8	14.2	13.3	13.4	12.1	15.3	15.6	N.D.
Monetary Liquidity (% Change) [1]	27.8	4.2	22.0	14.8	11.2	4.2	(3.7)	3.1	7,9 4/
Interest Rates (Period end) (%) [5]									
Six Main Commercial and Universal Banks									
Loan rate	23.9	25.6	21.1	23.4	35.9	27.7	55.8	35.2	30.7
Savings rate	3.4	2.4	2.8	2.2	2.1	2.3	3.1	3.7	4.4
90 days time deposits rate	14.8	14.1	11.3	13.6	19.4	19.5	44.4	28.1	23.2
Exchange Rate									
Period ended (Bs/US$) (Bid rate)	698.8	762.0	706.8	717.8	742.0	762.0	890.5	1,315.5	1,471.5
Annual average exchange rate: Bs./US$	678.9	722.7	701.6	712.6	730.9	745.6	863.2	1,011.7	1,384.5
Depreciation (%) [2]	8.0	9.1	4.7	6.4	14.2	11.2	86.5	376.2	56.6
External Sector (million of US$)									
Trade Balance [6]	17,544.0	9,774.0	3,341.0	2,677.0	2,325.0	1,017.0	1,912.0	3,287.0	N.D.
Oil Exports	27,885.0	21,710.0	6,029.0	5,816.0	5,699.0	4,030.0	4,353.0	5,103.0	N.D.
Non-Oil Exports	5,150.0	5,346.0	1,276.0	1,304.0	1,322.0	1,275.0	1,126.0	1,328.0	N.D.
Imports	15,491.0	17,282.0	3,964.0	4,443.0	4,696.0	4,288.0	3,567.0	3,144.0	N.D.
Central Bank International Reserves (million of US$)	15,883.0	12,296.0	14,865.0	13,425.0	12,009.0	12,296.0	9,442.0	11,015.0	11,459.0
FIEM	4,588.0	6,227.0	6,036.0	6,567.0	7,081.0	6,227.0	5,587.0	4,127.0	3,343.0
Oil Export Average Price (US$/b)	25.9	20.2	21.9	22.4	21.3	15.8	17.5	22.8	24.4
Central Government (billion of Bs) [7]									
Ordinary Income	16,072.7	18,487.3	3,706.7	5,064.5	5,384.3	4,331.8	3,693.1	6,963.6	N.D.
Oil Income	8,002.3	8,405.3	1,662.5	2,941.2	2,218.4	1,583.1	999.5	3,255.5	N.D.
Non-Oil Income	8,070.4	10,082.0	2,044.2	2,123.3	3,165.9	2,748.7	2,693.6	2,708.1	N.D.
Ordinary Expenditures [8]	17,399.4	22,357.1	3,899.0	5,468.9	6,421.3	6,567.8	3,904.2	5,784.4	N.D.

(1) Changes are related to the same period of the previous year
(2) Annual figures. Annualized quartely figures
(3) Annual figures are related to second semester figures
(4) Annual figures are obtained from weighted averages
(5) Balance of Payment disclosed by Central Bank of Venezuela
(6) Annual figures are provided by Central Bank of Venezuela's Year-end Statement, and quartely figures are taken from the Central Bank of Venezuela's Monthly Report
Differences between annual and quartely figures are due to methodological differences
(7) Excludes public debt amortization
N.D.: Non available
FIEM: Investment Fund for Macroeconomic Stabilization
Source: Central Bank of Venezuela (BCV), Central Office of Statistics and Information (INE), Ministry of Energy and Mines (MEM) and own calculations